File No. 70-10227
                       SECURITIES AND EXCHANGE COMMISSION
                           CERTIFICATE OF NOTIFICATION
                                    (Rule 24)
                                       By
                               EMERA INCORPORATED
                        JANUARY 1, 2005 TO JUNE 30, 2005

     In accordance with the Order of the Securities and Exchange Commission dated June 30, 2004, Holding Co. Act Release No. 27865, concerning the authorization of the financing program for Emera and its subsidiaries, as amended by Commission order dated October 29, 2004, Holding Co. Act Release No. 27906 (collectively, the "Order"), Emera Inc. ("Emera") hereby submits its report for the period January 1, 2005 to June 30, 2005 (the "Reporting Period"). The following is a listing of the applicable reporting requirements contained in the Order together with the responses thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

     In this report a currency conversion ratio of CDN $1.2256: US $1.00 has been used unless otherwise noted. The exchange rate is provided solely for convenience and should not be taken to mean that the Canadian dollar amounts have been, could have been, or could be converted to US dollars at the rate indicated or at any other rate.

REPORTING REQUIREMENT NO. 1: If sales of common stock by Emera are reported, the purchase price per share and the market price per share at the date of the agreement of sale, and the aggregate amount of common stock issued during the Authorization Period.

RESPONSE: No common stock was issued during the Reporting Period nor has any common stock been issued during the Authorization Period.

REPORTING REQUIREMENT NO. 2: The total number of shares of Emera common stock issued or issuable in accordance with options granted during the reporting period under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans adopted after the date of this order, and the total number of shares of Emera common stock issued or issuable pursuant to options outstanding during the Authorization Period.

RESPONSE: Emera has several share-based employee benefit plans, the Stock Option Plan, Employee Share Purchase Plan and the Dividend Reinvestment Plan. During the Reporting Period, Emera issued 807,924.1973 shares under these plans, and 555,600 options were granted during the Reporting Period.

During the Authorization Period, Emera has issued 1,144,786.7988 shares pursuant to the plans described herein, and 595,600 options were granted during this period.

REPORTING REQUIREMENT NO. 3: If Emera common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

RESPONSE: Not applicable.

REPORTING REQUIREMENT NO. 4: If a guarantee is issued during the Reporting Period, the name of the guarantor, the name of the beneficiary of the guarantee, the amount, terms and purpose of the guarantee, and the total amount of guarantees issued and outstanding during the Authorization Period.

RESPONSE: Attached as Exhibit A is a copy of Emera's Report on Corporate Guarantees for its Board of Directors dated as of June 20, 2005 (the "Report"). Following preparation of the Report, an additional guarantee was executed during the Reporting Period the particulars of which are set out below.

----------------- --------------- --------------- --------------- --------------- ---------------
   Guarantor        Subsidiary     Beneficiary      Amount of      Other Terms      Purpose of
                                   of Guarantee     Guarantee      of Guarantee     Guarantee
                                                     $CDN/$US
----------------- --------------- --------------- --------------- --------------- ---------------
Emera             Emera Energy    Select          $5,000,000      This Guarantee  Counterparty
Incorporated      Services,       Energy, Inc.    (U.S.)          shall           credit
                  Incorporated                                    terminate on    support to
                  Emera Energy                                    the earlier     facilitate
                  Incorporated                                    of 5:00 P.M.    natural gas
                                                                  on May 30,      trading
                                                                  2006 or 5:00    between the
                                                                  P.M. on the     parties.
                                                                  14th day
                                                                  following
                                                                  notice to the
                                                                  beneficiary
                                                                  that the
                                                                  Guarantee
                                                                  shall
                                                                  terminate.
----------------- --------------- --------------- --------------- --------------- ---------------


Emera's guarantee exposure concerning guarantees limited in amount and denominated in U.S. currency equates to a maximum potential exposure of $274,010,000 (U.S.) while Emera's exposure pursuant to limited guarantees denominated in Canadian currency equates to $9,907,557 (CDN). Utilizing the exchange rate articulated herein, this equates to an exposure of $8,083,842 (U.S.). Emera's exposure pursuant to guarantees unlimited in amount is based primarily upon the limits articulated in Emera's credit policy and for those guarantees pursuant to which the exposure will be denominated in U.S. currency, Emera's exposure equates to a maximum potential exposure of $44.3 million (U.S.). For those guarantees unlimited in amount pursuant to which Emera's exposure shall be denominated in Canadian currency, Emera's maximum potential exposure equates to $2,000,000 (CDN). Utilizing the exchange rate articulated herein, this equates to an exposure of $1,631,854 (U.S.). In total, Emera's maximum potential exposure pursuant to outstanding guarantees equates to $328,025,696 (U.S.) as at the conclusion of the Reporting Period.

REPORTING REQUIREMENT NO. 5: The amount and terms of any financings consummated by any Subsidiary Utility company that are not exempt under Rule 52, and the total amount of short-term financing issued and currently outstanding during the Authorization Period. In addition, Emera will report to the Commission the lender, principal amount, term and interest rate applicable to any loans between an associate company and BHE. The report will also explain how the interest rate was determined, including the benchmarking method that was used to establish the interest rate charged to BHE in connection with the loan.

RESPONSE: No loans between an associate company and BHE were made during the Reporting Period. BHE had borrowing activities during the Reporting Period under its revolving and unsecured lines of credit as described in the table below.

   ------------- ---------- --------------- -------------------- ---------------- --------------
   Date          Bank       Transaction     Amount               Rate             Maturity
   ------------- ---------- --------------- -------------------- ---------------- --------------
   01/03/05      Fleet      Borrow          2,500,000            5.25000          (1)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   01/05/05      Fleet      Repay           (1,000,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   01/06/05      Fleet      Repay           (500,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   01/07/05      Fleet      Borrow          1,000,000            5.25000          (1)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   01/10/05      Fleet      Repay           (500,000 )
   ------------- ---------- --------------- -------------------- ---------------- --------------
   01/11/05      Fleet      Repay           (1,000,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   01/12/05      Fleet      Repay           (500,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   01/31/05      Fleet      Repay           (7,000,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   01/31/05      Fleet      Borrow          3,000,000            3.39000          03/31/05
   ------------- ---------- --------------- -------------------- ---------------- --------------
   01/31/05      Fleet      Borrow          4,000,000            3.48000          04/29/05
   ------------- ---------- --------------- -------------------- ---------------- --------------
   01/31/05      Fleet      Borrow          2,500,000            5.25000          (1)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   02/08/05      Fleet      Repay           (500,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   02/09/05      Fleet      Repay           (500,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   02/10/05      Fleet      Repay           (500,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   02/11/05      Fleet      Repay           (1,000,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   02/28/05      Fleet      Repay           (5,000,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   02/28/05      Fleet      Borrow          2,000,000            3.64000          05/31/05
   ------------- ---------- --------------- -------------------- ---------------- --------------
   03/04/05      Fleet      Borrow          1,000,000            5.50000          (1)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   03/21/05      Fleet      Repay           (1,000,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   03/25/05      Fleet      Borrow          1,000,000            5.75000          (1)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   03/28/05      Fleet      Repay           (1,000,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   03/31/05      Fleet      Repay           (6,000,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   03/31/05      Fleet      Borrow          3,000,000            4.13000          09/30/05
   ------------- ---------- --------------- -------------------- ---------------- --------------
   03/31/05      Fleet      Borrow          3,000,000            4.60000          03/31/06
   ------------- ---------- --------------- -------------------- ---------------- --------------
   04/01/05      Fleet      Borrow          500,000              5.75000          (1)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   04/05/05      Fleet      Repay           (500,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   04/14/05      Fleet      Borrow          1,000,000            5.75000          (1)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   04/20/05      Fleet      Repay           (1,000,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   04/29/05      Fleet      Repay           (4,000,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   04/29/05      Fleet      Borrow          2,000,000            3.94000          07/29/05
   ------------- ---------- --------------- -------------------- ---------------- --------------
   04/29/05      Fleet      Borrow          2,000,000            4.48000          04/28/06
   ------------- ---------- --------------- -------------------- ---------------- --------------
   05/16/05      Fleet      Borrow          3,000,000            6.00000          (1)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   05/19/05      Fleet      Repay           (1,000,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   05/25/05      Fleet      Repay           (500,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   05/26/05      Fleet      Repay           (500,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   05/31/05      Fleet      Repay           (1,000,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------


                                        3


   ------------- ---------- --------------- -------------------- ---------------- --------------
   Date          Bank       Transaction     Amount               Rate             Maturity
   ------------- ---------- --------------- -------------------- ---------------- --------------
   05/31/05      Fleet      Repay           (2,000,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   05/31/05      Fleet      Borrow          3,000,000            4.08000          08/31/05
   ------------- ---------- --------------- -------------------- ---------------- --------------
   05/31/05      Fleet      Borrow          2,000,000            4.28000          11/30/05
   ------------- ---------- --------------- -------------------- ---------------- --------------
   06/30/05      Fleet      Repay           (3,000,000)
   ------------- ---------- --------------- -------------------- ---------------- --------------
   06/30/05      Fleet      Borrow          1,600,000            6.00000          07/01/05
   ------------- ---------- --------------- -------------------- ---------------- --------------

(1) The borrowings in question are swingline borrowings of short duration which do not possess a fixed maturity date. For each such borrowing, repayments were, or could have been made, over the course of several days.

As at June 30, 2005, BHE's issued and outstanding short-term financing equates to $19,600,000 (U.S.).

REPORTING REQUIREMENT NO. 6: For any subsidiaries that are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the Reporting Period that were used to fund such VIEs.

RESPONSE: No subsidiaries within the Emera system of companies are Variable Interest Entities.

REPORTING REQUIREMENT NO. 7: If any financing proceeds are used for VIEs, provide a description of the accounting for such transaction under FASB interpretation 46R.

RESPONSE:  Not Applicable.

REPORTING REQUIREMENT NO. 8: A list of U-6B-2 forms filed with the Commission during the Reporting Period, including the name of the filing entity and the date of filing.

RESPONSE: During the Reporting Period, Bangor Hydro-Electric Company filed two U-6B-2 forms with the Commission, both of which were filed on May 19, 2005.

REPORTING REQUIREMENT NO. 9: A table showing, as of the end of the Reporting Period, the dollar and percentage components of the capital structure of Emera on a consolidated basis, and each public-utility subsidiary.

RESPONSE:

As at June 30, 2005 (except as noted below)

       Company          Type of capital        CDN $           US $        Percentage of
                                             (millions)     (millions)         total
                                                                           capitalization
---------------------- ------------------- --------------- -------------- -----------------
Emera                  Common stock*              1,370.0        1,184.1             39.8%

(consolidated)         Non-controlling              260.8          212.8              7.2%
                       interest****

                       Long-term debt**           1,598.4        1,304.2             43.9%

                       Short-term debt***           332.6          271.4              9.1%
---------------------- ------------------- --------------- -------------- -----------------
                       Total                      3,561.8        2,972.5            100.0%
---------------------- ------------------- --------------- -------------- -----------------

BHE                    Common stock*                249.4          205.0             55.1%

                       Non-controlling                0.7            0.6              0.2%
                       interest

                       Long-term debt**             180.2          147.0             39.5%

                       Short-term debt***            24.0           19.6              5.2%
---------------------- ------------------- --------------- -------------- -----------------
                       Total                        454.3          372.2            100.0%
---------------------- ------------------- --------------- -------------- -----------------

MEPCO                  Common stock*                 15.3           12.8            100.0%

                       Non-controlling
                       interest

                       Long-term debt**

                       Short-term debt***
---------------------- ------------------- --------------- -------------- -----------------
                       Total                         15.3           12.8            100.0%
---------------------- ------------------- --------------- -------------- -----------------

Chester SVC            Common stock*
Partnership

(December 31, 2004     Non-controlling
financial statements   interest
constitute the most
recent information
available for
Chester SVC
Partnership )
                       Long-term debt**              22.9           18.7            100.0%

                       Short-term debt***
---------------------- ------------------- --------------- -------------- -----------------


                                        5



---------------------- ------------------- --------------- -------------- -----------------
                       Total                         22.9           18.7            100.0%
---------------------- ------------------- --------------- -------------- -----------------


Emera has been translated as a self-sustaining foreign operation.

* Common stock includes all line items in shareholder's equity (common shares, retained earnings, contributed surplus, and foreign exchange translation adjustment). ** Long-term debt includes both the long-term and short-term portions.
*** Short-term debt includes bank indebtedness and short-term notes payable. **** Non-controlling interest includes the preferred stock of Nova Scotia Power Inc. and Bangor Hydro-Electric Company.

REPORTING REQUIREMENT NO. 10: A retained earnings analysis of Emera on a consolidated basis and for each public-utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of capital surplus, and the resulting capital account balances at the end of the Reporting Period.

RESPONSE:

For the period January 1 to June 30, 2005

------------------------------------------------------------------------------------------------------
                  Emera               BHE                 MEPCO               Chester SVC Partnership

                  CDN $     US $      CDN $     US $      CDN $     US $      CDN $         US $

                 (millions)(millions)(millions)(millions)(millions)(millions)  (millions)   (millions)
----------------- --------- --------- --------- --------- --------- --------- ------------- ----------
Retained
Earnings -
Beginning of
Period               399.6     261.4      17.8      12.9       5.3       3.5             -          -

Net Income            74.3      60.1       7.7       6.2       0.5       0.4             -          -
----------------- --------- --------- --------- --------- --------- --------- ------------- ----------
Gross Retained       473.9     321.5      25.5      19.1       5.8       3.9             -          -
Earnings

Dividends Paid
on Preferred
Stock                  6.7       5.4         -         -         -         -             -          -

Dividends Paid        48.5      39.3       3.5       2.8         -         -             -          -
on Common Stock
----------------- --------- --------- --------- --------- --------- --------- ------------- ----------
Retained
Earnings - End
of Period            418.7     276.8      22.0      16.3       5.8       3.9             -          -
----------------- --------- --------- --------- --------- --------- --------- ------------- ----------
Common Stock       1,032.5     663.5      57.7      36.8       1.4       0.9             -          -

Other Paid-In            -         -     246.0     155.4      12.5       8.0             -          -
Capital


                                        6



Unappropriated
Retained
Earnings             418.7     276.8      22.0      16.3       5.8       3.9             -          -

Other
Comprehensive
Income                   -         -     (5.4)     (3.5)         -         -             -          -

Translation
Adjustment          (81.2)     243.8    (70.9)         -     (4.4)         -             -          -
----------------- --------- --------- --------- --------- --------- --------- ------------- ----------
Total Common
Equity             1,370.0   1,184.1     249.4     205.0      15.3      12.8             -          -
----------------- --------- --------- --------- --------- --------- --------- ------------- ----------


Emera has been translated as a self-sustaining foreign operation. Opening equity is as of January 1, 2004. Net income and dividends are translated at the average exchange rates for the period.

REPORTING REQUIREMENT NO. 11: A listing of any securities issued by the Intermediate Holding Companies during the Reporting Period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified.

RESPONSE: No securities were issued by either Emera US Holdings, Inc. or BHE Holdings, Inc. during the Reporting Period.

REPORTING REQUIREMENT NO. 12: Emera's aggregate investment, as defined in Rule 53, in EWGs and FUCOs as of the end of the Reporting Period stated in dollars and as a percentage of Emera's consolidated retained earnings, and a description of EWG and FUCO investments made during the Reporting Period.

RESPONSE:

a. The aggregate value of Emera's direct and indirect investment in Nova Scotia Power Inc. ("NSPI"), its FUCO subsidiary, as defined in Rule 53 was CDN $830.6 million, US $677.7 million, as of the end of the Reporting Period.*
b. Emera Energy U.S., Subsidiary No. 1 Inc., a wholly owned subsidiary of Emera Inc., entered into a joint venture with Bear Swamp Holdings, LLC, a subsidiary of Brascan Corporation, pursuant to which each joint venturer holds 50% of the membership interests in Bear Swamp Power Company, LLC ("Bear Swamp"). Effective as of May 24, 2005 Bear Swamp acquired the Bear Swamp Pumped Storage Hydro-electric Facility located on the Deerfield River in Northern Massachusetts (the "Facility"). Bear Swamp acquired this Facility at a cost of $92 million (U.S.), 50% of which was provided by Emera. The Federal Energy Regulatory Commission ("FERC") granted the Facility EWG status on May 11, 2005. Emera's investment in the Bear Swamp EWG was CDN $57.5 million, US $45.6 million as of the end of the Reporting Period.
c. Emera's aggregate investment in EWGs and FUCOs as of the end of the Reporting Period represents 261.3% of its consolidated retained earnings of CDN $418.7 million, US $276.8 million, as of June 30, 2005.
d. Emera's aggregate investment in NSPI was US $690.1 million as at December 31, 2004. The difference between that amount and the aggregate investment of US $677.7 million reported as of the end of the Reporting Period is attributable to fluctuations in the exchange rate.

*As of January 9, 2004, Emera transferred 14.99% of the common shares Emera held in NSPI to a direct and wholly owned subsidiary, 3081922 Nova Scotia Limited, in connection with certain tax planning activities. Emera's aggregate FUCO investment reflects this indirect interest in NSPI as well as Emera's direct interest.

N.B. Emera has been translated as a self-sustaining foreign operation.

REPORTING REQUIREMENT NO. 13: The information required by Form U-9C-3 with respect to Canadian Energy Related Subsidiaries acquired under Part 1(E) of the financing authorization.

RESPONSE: Emera did not acquire any interests in Canadian Energy Related Subsidiaries pursuant to Part 1 (E) of the financing authorization.

REPORTING REQUIREMENT NO. 14: For any of BHE's borrowings from NSPI, a listing of at least a minimum of three other sources of funds and their rates and terms; in addition, a cost benefit rational as to why NSPI's funds were a better source of funds than the other sources.

RESPONSE:  There were no BHE borrowings from NSPI during the Reporting Period.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification in SEC File No. 70-10227 to be signed on its behalf by the undersigned thereunto duly authorized.

                                               Emera Incorporated

Date:  August  30, 2005                        By: /s/ Richard J. Smith
       ----------------                            --------------------
                                               Richard J. Smith
                                               Corporate Secretary

                                  EXHIBIT INDEX

           Exhibit                             Description

              A Emera Inc. Guarantee Report dated as of June 20, 2005 (Confidential Treatment Requested).